

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 18, 2022

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, TX 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-09743**

Dear Mr. Driggers:

We have reviewed your November 30, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Response Letter Dated November 30, 2021

1. We note from your response to prior comment 2 that there are various interrelated factors that could impact the demand for, and prices of, crude oil, natural gas and NGLs. In view of this, it appears that you should provide more detailed disclosure describing the risks specifically associated with developments regarding climate change. For example, your existing disclosure makes reference to energy conservation measures, alternative fuel requirements and climate change-related initiatives, but does not appear to fully explain the indirect consequences of these types of business trends in the context of your particular facts and circumstances.

2. Your response to prior comment 2 states that as a result of reputational risks from the exploration for, and production of, crude oil, natural gas and NGLs, you could experience an increased cost of capital. However, it does not appear that risk factor disclosure in your Form 10-K explains how these types of reputational risks could expose you to potential adverse consequences related to your ability to obtain needed financing on satisfactory terms. Revise your disclosure accordingly.

3. We note the discussion in your response to prior comment 5 regarding transition risks related to climate change. Please expand your existing disclosure to specifically describe transition risks such as technological advances in energy storage and power generation and more directly explain how alternative energy sources could affect the behavior of your customers (e.g., due to the use of hybrid or electric vehicles). In addition, provide disclosure explaining how perceptions of the oil and gas industry could affect your ability to successfully implement the business strategy described in your Form 10-K.

4. Your response to prior comment 6 states that expenditures associated with compliance activities related to safety and environmental regulations (including climate-related laws and regulations that are currently applicable to your business and operations) are included in "Lease and Well" expense or in "General and Administrative" expense within your consolidated income statements. Describe for us in greater detail how you were able to conclude the amounts incurred were not material and your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation